

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 23, 2020

Mark P. Lappe
Chief Executive Officer
Inhibrx, Inc.
11025 N. Torrey Pines Road, Suite 200
La Jolla, CA 92037

> **Re: Inhibrx, Inc.**
> **Draft Registration Statement on Form S-1**
> **Submitted June 26, 2020**
> **CIK No. 0001739614**

Dear Mr. Lappe:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1 submitted June 26, 2020

Prospectus Summary, page 1

1. We note references to initial data, early clinical data, and preliminary data that your product candidates have demonstrated "durable partial response," "promising disease control and tumor regression," a "promising" pharmacokinetic profile, "promising" activity and other similar statements. Please revise to remove any statements that suggest the safety and efficacy of your candidates, as these determinations are the exclusive authority of the FDA or other regulators. Also, please limit the prospectus summary discussion of trial results to a description of the endpoints of your clinical trials and whether they were met.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Fair Value of Stock-Based Awards and Stock-Based Compensation Expense, page 92

2. Once you have an estimated offering price or range, please explain to us how you determined the fair value of the common stock underlying your equity issuances and the reasons for any differences between the recent valuations of your common stock leading up to the initial public offering and the estimated offering price or range. This information will help facilitate our review of your accounting for equity issuances including stock compensation and beneficial conversion features.

Intellectual Property, page 129

3. Please revise your intellectual property disclosure to clearly describe on an individual basis the type of patent protection granted for each technology, the expiration of each patent and trademark held, and the jurisdiction of each patent and trademark. In this regard, it may be useful to provide this disclosure in tabular form to support the narrative already included.

    In addition, please revise your disclosure to distinguish the intellectual property rights that you own and those rights covered by your license and collaboration agreements, discussed on pages 126-129. From your revised disclosures investors should be able to determine the duration of each party's royalty obligations and the term of the agreements, as it currently stands, for all jurisdictions where you plan to commercialize.

Exclusive Jurisdiction of Certain Actions, page 174

4. Your disclosure on page 175 provides that the exclusive forum provision contained in the company's certificate of incorporation, filed as Exhibit 3.1, does not apply to claims arising under the Securities Act or Exchange Act. However, we note that Article 12 of your certificate of incorporation is silent on this point. Please either amend the articles to resolve this inconsistency or tell us how you will inform investors in future filings that this provision in the certificate of incorporation does not apply to actions arising under the Securities Act or Exchange Act.

Exhibits

5. We note your disclosure on page F-12 that you entered into a strategic alliance with WuXi Biologics (Hong Kong) Limited in August 2018 pursuant to which the company agreed, for three years, to exclusively use WuXi to manufacture its therapeutic candidates on a project-by-project basis. We also note that WuXi is an investor in the company. Please provide your analysis regarding whether or not this agreement should be considered a material contract in accordance with Item 601(b)(10) of Regulation S-K.

General

6. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

    You may contact Jeanne Bennett at 202-551-3606 or Kate Tillan at 202-551-3604 if you have questions regarding comments on the financial statements and related matters. Please contact Laura Crotty at 202-551-7614 or Mary Beth Breslin at 202-551-3625 with any other questions.

                                                    Sincerely,

                                                    Division of Corporation Finance
                                                    Office of Life Sciences

cc: Melanie Levy